SEABURY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
CONFIDENTIAL PURSUANT TO RULE 17A-5 (C)(3)
FOR THE YEAR ENDED DECEMBER 31, 2015

Members' equity, beginning of year	$	76,665
Net (loss)		(511,413)
Capital Contributions		505,000
Members' equity, end of year	$	70,252

The accompanying notes are an integral part of these financial statements.